SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)1

DECISIONPOINT SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

24345Q106

(CUSIP Number)

copy to:

Thom Waye

Sigma Capital Advisors, LLC

800 Third Avenue

Suite 1701

New York, New York 10022

Kevin W. Waite, Esq.

Moomjian, Waite & Coleman, LLP

100 Jericho Quadrangle

Suite 225

Jericho, New York 11753

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

______________________

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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CUSIP No. 24345Q106	13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Opportunity Fund II, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER 871,053 (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 871,053 (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 871,053 (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4% (See Item 4)

14.	TYPE OF REPORTING PERSON *
OO - Limited Liability Company

2

CUSIP No. 24345Q106	13D	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Capital Advisors, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER 936,053 (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 936,053 (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
936,053 (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1% (See Item 4)

14.	TYPE OF REPORTING PERSON *
OO - Limited Liability Company

3

CUSIP No. 24345Q106	13D	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sigma Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7.	SOLE VOTING POWER 936,053 (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 936,053 (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
936,053 (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1% (See Item 4)

14.	TYPE OF REPORTING PERSON *
OO- Limited Liability Company

4

CUSIP No. 24345Q106	13D	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thom Waye

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS *
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF	7.	SOLE VOTING POWER 936,053 (See Item 4)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER -0-
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER 936,053 (See Item 4)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
936,053 (See Item 4)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.1% (See Item 4)

14.	TYPE OF REPORTING PERSON *
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

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This Amendment No. 4 (“Amendment”) amends and supplements the Schedule 13D, dated June 30, 2011, as amended by Amendment No. 1, dated June 4, 2012, Amendment No. 2, dated October 12, 2012, and Amendment No. 3, dated November 1, 2012 (“Amendment No. 3), filed by Sigma Opportunity Fund II, LLC (“Sigma Fund”), Sigma Capital Advisors, LLC (“Sigma Advisors”), Sigma Capital Partners, LLC (“Sigma Partners”) and Thom Waye, as specifically set forth herein.

Capitalized terms used and not otherwise herein defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a letter agreement, dated December 20, 2012, among the Company, Sigma Fund, Sigma Advisors and others, among other things, the Company redeemed in full the shares of Series C Preferred Stock owed by Sigma Fund for an aggregate Redemption Price (as such term is defined in the Certificate of Designation of Series C Preferred Stock of the Company) of $3,275,058.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number and percentage of the Company’s Common Stock owned by each Reporting Person is as follows:

(i)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Fund: 871,053

Percentage: 9.4%

(ii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by Sigma Advisors: 936,053

Percentage: 10.1%

(iii)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Sigma Partners: 936,053

Percentage: 10.1%

(iv)	Aggregate number of shares of Common Stock that may be deemed beneficially owned by the Thom Waye: 936,053

Percentage: 10.1%

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(b) The number of shares of Common Stock over which each Reporting Person has the power to vote and the power to dispose is as follows:

(i)	1. Sole power to vote or to direct vote: 871,053

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the

disposition: 871,053

4. Shared power to dispose or to direct the

disposition -0-

(ii)	1. Sole power to vote or to direct vote: 936,053

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the

disposition: 936,053

4. Shared power to dispose or to direct the

disposition -0-

(iii)	1. Sole power to vote or to direct vote: 936,053

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the

disposition: 936,053

4. Shared power to dispose or to direct the

disposition -0-

(iv)	1. Sole power to vote or to direct vote: 936,053

2. Shared power to vote or to direct vote: -0-

3. Sole power to dispose or to direct the

disposition: 936,053

4. Shared power to dispose or to direct the

disposition -0-

(c) Except as described in Item 3 of this Amendment and Amendment No. 3, there have been no transactions effected with respect to the Securities within the past 60 days of the date hereof by the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2013

SIGMA OPPORTUNITY FUND II, LLC
By:	SIGMA CAPITAL ADVISORS, LLC

By:	/s/ Thom Waye
Thom Waye, Manager

SIGMA CAPITAL ADVISORS, LLC

By:	/s/ Thom Waye
Thom Waye, Manager

SIGMA CAPITAL PARTNERS, LLC

By:	/s/ Thom Waye
Thom Waye, Sole Member

/s/ Thom Waye
Thom Waye

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